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Exhibit 99(a)(1)(xviii)

Motorola Extends Tender Offer for Shares of Next Level Communications Until March 21, 2003

        Schaumburg, Ill., March 17, 2003—Motorola, Inc., (NYSE: MOT) today announced that it has extended the tender offer deadline for shares of Next Level Communications, Inc. (Nasdaq: NXTV) that it does not own until 5:00 p.m., Friday, March 21, 2003.

        As of Friday, March 14, 2003, approximately 5.5 million shares of Next Level stock had been tendered or committed to be tendered as part of the tender offer first announced on January 13, 2003, and commenced on January 27, 2003, consisting of approximately 5,000,389 shares that have been tendered, and notices of guaranteed delivery that have been received in respect of approximately 565,035 additional shares.

        Don McLellan, Corporate Vice President of Mergers and Acquisitions, said "As we previously stated, Motorola believes it is offering the only viable solution for Next Level's difficulties. Motorola does not have confidence that there are other alternatives for Next Level that sufficiently protect the shareholder's interest and preserves Next Level's technology for its customers. We urge shareholders to seek more information on the terms of the third party financing Next Level had indicated are available and are extending our offer to allow shareholders an opportunity to consider any such alternatives."

        "Motorola's contacts with representatives of Next Level's independent committee have not been conclusive and do not change Motorola's view that its offer of $1.04 per share exceeds the company's intrinsic value and is fair to the shareholders in light of Next Level's financial condition and prospects," added McLellan.

        Next Level shareholders who have any questions or need assistance, including assistance in tendering shares should contact the Information Agent, Georgeson Shareholder Communications, toll free at (866) 203-9357.

Notice For Next Level Securityholders

        Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level security holders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations, or by calling Georgeson Shareholder toll free at (866) 203-9357. Copies of the full text of the Chancery Court's opinions denying Next Level's motions for preliminary injunction and interlocutory appeal are also available by contacting Motorola at the above address or by calling Georgeson Shareholder at the above telephone number.

About Motorola

        Motorola, Inc. (NYSE: MOT—News) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $26.7 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

Business Risks

        Statements in this news release and other announcements that relate to consummation of the tender offer and any subsequent merger and the impact of the reintegration of Next Level into Motorola described herein are "forward- looking statements". These statements are based on management's current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola wishes to caution the reader that these factors, as well as other factors described in Motorola's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

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Media Contact:
Jennifer Weyrauch
1+847-435-5320
 Jennifer.Weyrauch@motorola.com

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  Exhibit 99(a)(1)(xviii)